Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

February 1, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Draft Registration Statement on Form F-1 Confidentially Submitted on December 7, 2022

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 3, 2023 on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on December 7, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

February 1, 2023

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Draft Registration Statement submitted December 7, 2022

Cover Page

1.	We note your disclosure on your cover page relating to the PCAOB's determinations and the Holding Foreign Companies Accountable Act. Please also disclose that your auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, is subject to the determinations announced by the PCAOB on December 16, 2021 and that you expect to be identified by the Commission subject to the HFCAA.

The Company has revised the disclosure on the cover page and on pages 4 to 5, 10 and 53 to 55 of the Revised Draft Registration Statement to reflect that its auditor is subject to the determinations announced by the PCAOB and also the latest developments around the PCAOB’s determination of registered public accounting firms headquartered in mainland China and Hong Kong.

Prospectus Summary, page 1

2.	Please revise to ensure that the information you provide in your summary is balanced. For example, we note your substantial reliance on Geely for the manufacturing of your products, your related party sales, and your history of net losses. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 to 3, 5, 92 and 120 to 122 of the Revised Draft Registration Statement.

Use of Proceeds, page 79

3.	Please clarify if you will receive proceeds from the AED transaction and, if so, how you intend to use those proceeds.

The Company respectfully advises the Staff that whether it will issue ordinary shares to Geely Auto through a concurrent private placement is still under discussion. In the event that the Company engages in such transaction, it will receive proceeds from the sale of its ordinary shares to Geely Auto, and such proceeds will be used in the same proportions and for the same purposes as the net proceeds from the proposed initial public offering. In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

In the event no ordinary shares of the Company are sold to Geely Auto, Geely Auto will effect the AED by distributing a portion of ordinary shares currently held by it to its eligible shareholders in the form ADSs or cash. Such distribution will not result in any proceeds to the Company. Once the AED arrangement is finalized, the Company will revise the relevant disclosure in a subsequent submission or filing.

February 1, 2023

Our Relationship with Geely Group, page 89

4.	For each agreement discussed in this section, revise to describe in reasonable detail the specific terms of the agreements, including the respective rights and obligations of the parties and the duration of the agreements. Include quantitative disclosure of the costs borne by each party and minimum capacity allocated to your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 to 91 of the Revised Draft Registration Statement.

Our Relationship with Geely Group

Cooperation Framework Agreement, page 89

5.	We note you purchase vehicles for resale from Geely Holding at a price made up of purchase cost of direct materials and a pre-agreed markup. Please describe the manufacturer’s warranty provided by Geely Holding for these vehicles and to what extent the manufacturer’s warranties have on your accounting for warranty expenses, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that under the cooperation framework agreement between the Company and Geely Holding, ZEEKR Factory provides an assurance-type product warranty for all product quality problems caused by its manufacturing, with a warranty period no less than what the Company offers to its customers. In the event where the product defect is caused by raw material suppliers, the Company is entitled to seek damage from ZEEKR Factory, who in turn could seek damages from the responsible suppliers.

The Company further advises the Staff that when estimating warranties, the accrual is established based on estimates of the nature, frequency and average costs of future claims, net of estimated warranty cost recoveries, to the extent that is estimable and probable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 97

6.	We note from your disclosure on page 93 (Segment Reporting) that you have three operating segments (i.e., ZEEKR Segment, Viridi Segment, and CEVT Segment) and that you evaluate the performance of your reportable segments based on net revenues and segment profits. Please revise to discuss significant components of revenue and cost of revenues along your segmental lines (as determined under ASC 280). Segment analysis is usually necessary to enable a reader to understand the consolidated amounts but it should not result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information. The discussion and analysis of segments may be integrated with the discussion of the consolidated amounts to avoid unnecessary duplication. The discussion and analysis should be comprehensive and all components of your results of operations, including those that may not be allocated to the segments in determining the segmental profit or loss should be discussed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 99 to 100 of the Revised Draft Registration Statement.

February 1, 2023

7.	We note throughout your discussion and analysis of the results of operations starting on pages 98 (for the Nine months ended September 30, 2022 compared to nine months ended September 30, 2021) and 100 (for the Year ended December 31, 2021 compared to year ended December 31, 2020) that you attribute the changes in each financial statement line item to numerous causal factors. Please revise your MD&A to provide a more detailed and granular discussion that would provide greater transparency into the material components and potential variability of your revenues, cost of revenues, operating expenses, and other income (expense). For example, you should identify each financial statement line item and where you have multiple components your disclosures should:

•	identify and quantify each individually significant component of revenues, cost of revenue, operating expenses, and other income (expense);
•	quantify the change in each respective component during each period; and
•	discuss the reasons for the increases or decreases in the specific dollar amounts for each of the components identified.

To facilitate a clear and comprehensive understanding, consider providing tabular information to supplement your discussion and analysis. For example, expand your discussion of revenues from vehicle sales to quantify each component (e.g., electric vehicle sales, charging solutions, and various after-sales services and value-added services) and discuss the number of units sold in each respective period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 to 97 and 100 to 104 of the Revised Draft Registration Statement.

Gross Profit, Gross Profit Margin, page 99

8.	Please revise to disclose if you expect a similar cost of sales and gross profit margin following this public offering. If not, compare your current costs and margin with the expected costs and margin percentage. Ensure your revisions discuss your cooperation framework agreement with Geely. Also revise to discuss how your revenues and other line items are expected to change after this offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 93 of the Revised Draft Registration Statement. It does not expect to have significant or abnormal fluctuation with respect to its cost of revenues and gross profit margin other than the fluctuation of raw materials and components in line with market conditions following the proposed initial public offering.

To begin with, the vehicle purchase price under the current cooperation framework agreement is primarily dependent on the market price of the relevant raw materials and components, which fluctuates with the market condition, plus pre-agreed mark-up margin, which will remain stable before the expiration of the current framework agreement. Furthermore, when determining its annual business and production plans, the Company will factor in reasonable expectations for its near term business growth and required production capacity to avoid issues such as idle capacity.

Hence, it currently does not expect to have significant or abnormal fluctuations with respect to its revenues, cost of revenues, other line items and gross profit margin other than the fluctuation of raw materials and components in line with market conditions.

February 1, 2023

Capital Expenditures, page 104

9.	We note you made significant capital expenditures for property, plant and equipment, as well as facilities related to sales and marketing activities. You also disclose that, going forward, you "expect to make capital expenditures primarily on properties and manufacturing facilities related to Ningbo Viridi and leasehold improvements for our retail stores." To the extent your expected expenditures are not already included in contracted arrangements disclosed in your commitments and contractual obligations discussions, please provide an estimate of the amount of capital necessary to accomplish these goals as well as the timing of such costs. See Item 303(a)(2) of Regulation S-K.

The Company respectfully advises the Staff that the expected expenditures have already been included in contracted arrangements disclosed in the commitments and contractual obligation discussions. In response to the Staff’s comments, the Company has further revised the disclosure on page 106 of the Revised Draft Registration Statement.

Critical Accounting Estimates, page 105

10.	Please expand your disclosure to include quantitative information to assist investors in understanding the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 to 110 of the Revised Draft Registration Statement.

Internal Control Over Financial Reporting, page 107

11.	We note your disclosure of three material weaknesses over your internal control over financial reporting identified in connection with the audit of your combined and consolidated financial statements as of and for the year ended December 31, 2021. For the first two material weaknesses identified, with remediation plans underway, please disclose how long you estimate it will take to complete your plan and also disclose any associated material costs that you have incurred or expect to incur. For the third material weakness, we note the use of qualifying language "We believe we have remediated the third material weakness as of the date of this prospectus." Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

Business, page 117

12.	Provide a description of the sources and availability of raw materials, including a description of whether prices of principal raw materials are volatile. Please also disclosure whether and to what extent you are responsible for the procurement of raw materials under your Cooperation Framework Agreement with Geely. Refer to Item 4.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 144 of the Revised Draft Registration Statement.

OUR COMPETITIVE STRENGTHS, page 119

13.	Please clarify how you are an "independently-run startup-style company" given your relationship and your directors' affiliations with Geely Auto.

February 1, 2023

The Company respectfully advises the Staff that:

1.	The Company’s operations are managed by its executive officers, who are not involved with the management of Geely Auto (with the exception of Mr. Conghui An), by utilizing its flat and efficient organizational structure.

•	Since the Company’s incorporation, its development and operations have been actively managed and directed by its executive officers, namely Mr. Conghui An, Mr. Jing Yuan, Ms. Yun Xu, Mr. Yuhui Zhao and Dr. Ling Zhu. Save for Mr. An, who is currently an executive director of Geely Auto, none of the Company’s executive officers are members of management of Geely Auto, and vice versa. Additionally, Mr. An is expected to not hold any positions in Geely Auto prior to or upon the completion of the offering.

•	In terms of the current directors of the Company, with the exception of Mr. An, the directors that the Company share in common with Geely Auto do not have executive roles at the Company. These directors provide oversight to the Company but are not involved in the daily operations of the Company. Additionally, upon the completion of the offering with the anticipated appointment of at least three independent directors, these overlapping directors will constitute a minority of the board of directors of the Company.

2.	Furthermore, the Company is independently run in various key operating aspects, such as R&D activities and sale and marketing. First, the Company primarily relies on its in-house R&D capabilities, such as its independent development of vehicle models and its two R&D centers, namely CEVT and Ningbo Viridi. Second, it utilizes the self-owned sales and marketing network and its DTC sales model to engage with customers and promote its BEV models.

In light of the above, the Company respectfully advises the Staff that the description that it is an “independently-run startup-style company” is appropriate.

MANUFACTURING AND QUALITY CONTROL, page 140

14.	Please expand your disclosure in this section to describe the manufacturing operations of all aspects of your business, including Ningbo Viridi. Please also clearly state here whether the ZEEKR Factory is owned and operated by Geely Auto and, if so, how you are able to “retain effective oversight of key manufacturing and procurement processes and product quality.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 to 144 of the Revised Draft Registration Statement.

RELATED-PARTY TRANSACTIONS, page 173

15.	We note your transactions with Geely Group and its affiliates and your disclosure on page 49 that you "have entered into several agreements with Geely Group." Please file all related agreements as exhibits to your registration statement, including any agreements with Geely related to your acquisition and majority ownership of Ningbo Viridi, and any agreements related to your product sales to Geely. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has filed the required agreements, including the one related to its acquisition and majority ownership of Ningbo Viridi, as exhibits 10.6 to 10.11 to the Revised Draft Registration Statement, and has updated the exhibit index to reflect the same.

February 1, 2023

The Company also respectfully advises the Staff that it has included all material agreements required to be filed under Item 601(b)(10) of Regulation S-K in the exhibit index.

Description of Share Capital, page 174

16.	Please provide a description of your exclusive forum provision. Likewise, in your disclosure beginning on page 185, discuss the provisions referenced in the risk factors on pages 72-75.

With respect to the description of exclusive forum provision, the Company has revised the disclosure on pages 75 and 181 to 182 of the Revised Draft Registration Statement in response the Staff’s comment.

With respect to the description of ADSs beginning on page 185, the Company has revised the disclosures on pages 189 to 190 and 195 to 196 of the Revised Draft Registration Statement in response to the Staff’s comment.

Notes to the Consolidated Financial Statements

Principle Activities and History of the Group, page F-11

17.	We note your February 2022 acquisition of CEVT from Geely Holding. Please tell us what consideration you gave to include the financial statements for CEVT pursuant to Rule 3-05 of Regulation S-X.

The Company respectfully advises the Staff that the acquisition of CEVT in February 2022 was a transaction under common control. As the acquisition has been consummated and reflected in the interim financial statements for the nine months ended September 30, 2022, the Company has also retrospectively recast the financial statements for the years ended December 31, 2020 and 2021 to include the historical financial information of CEVT. The Company believes that the current presentation presents the most relevant financial information and therefore, separate financial statements of CEVT pursuant to Rule 3-05 of Regulation S-X are not deemed to be required.

Summary of Significant Accounting Policies, page F-12

18.	We note your risk factor and regulatory disclosures related to the recalls of defective automobiles. We also note news items related to a July 2022 recall of over 100,000 vehicles by Geely. Please tell us your consideration of including an accounting policy for recall costs.

The Company respectfully advises the Staff that the news item related to the July 2022 recall by Geely was from other brands within Geely and not related to the car models manufactured by ZEEKR Factory. The Group delivered its first BEV model in October 2021 and accrued a product warranty for each car sold, which includes its best estimates of projected costs to repair or replace items under warranties or recalls if identified. Costs due to defective components shall be borne by the suppliers of such components. No recall has been identified as of the reporting date. In response to the Staff’s comments, the Company has further revised the disclosure on the accounting policies on page F-16 of the Revised Draft Registration Statement.

February 1, 2023

19.	You disclose “strong in-house R&D capabilities”, including but not limited to your proprietary ZEEKR OS and autonomous driving solutions. Please disclose your accounting policy for Internal-use software development costs, if material. Refer to ASC 350-40.

The Company respectfully advises the Staff that the development cost related to software solely for internal use has not been material for the years ended December 30, 2020 and 2021 and the nine months ended September 30, 2022. Therefore, the Company believes that the relevant accounting policy is not warranted.

Segment Reporting, page F-43

20.	You disclose that your Viridi Segment, manufactures batteries and other components distributed to Europe and PRC. If material, please quantify how much of the Viridi Segment revenue is attributable to sales of battery packs and components that are subsequently repurchased as part of ZEEKR 001 models, on an OEM basis, from the ZEEKR Factory. We refer to your disclosure that your ZEEKR 001 model can be equipped with 86 kWh battery packs developed by Ningbo Viridi.

The Company respectfully advises the Staff that the sales by Viridi to ZEEKR Factory were not material for the years ended December 31, 2020 and 2021. Such sales were material for the nine months ended September 30, 2022. In response to the Staff’s comment, the Company has further revised the disclosure on page F-76 of the Revised Draft Registration Statement

Exhibits

21.	Please file the consent of Swedish counsel to the reference to its name on page 84.

The Company respectfully advises the Staff that it has filed the consent of Swedish counsel as exhibit 23.4 to the Revised Draft Registration Statement.

General

22.	Please provide bases for your statements wherever you claim that one of your products of technologies is “industry-leading.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 94, 122, 124 to 126, 133 and 138 to 139 of the Revised Draft Registration Statement.

23.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
•	experience labor shortages that impact your business;
•	experience cybersecurity attacks in your supply chain;
•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine OR cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);

February 1, 2023

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that it has not experienced any material disruptions to its supply chain as of the date of this letter, and specifically confirms that the factors listed in the Staff’s comment above have not been applicable to the Company’s business operations as of the date of this letter.

The Company further submits that its major suppliers and customers are not located in any of the countries or regions specified by the Staff, and has therefore not experienced material adverse impact on its supply chain and delivery to customers.

24.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

25.	Please consistently disclose whether and to what extent you will rely on controlled company or home country corporate governance exemptions. Your disclosures on pages 13, 50, 76, 77 and 165-66 currently inconsistently disclose your intentions to rely on those exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 51 to 52 and 77 of the Revised Draft Registration Statement.

26.	Given the disclosure regarding the numerous strengths of your company and its operations, please revise to explain the reasons for this transaction and operating independently from Geely in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement.

February 1, 2023

27.	Please clarify how Regulation S will apply to the AED, considering it appears that Geely will distribute securities to its holders.

The Company respectfully advises the Staff that under the relevant rules of The Stock Exchange of Hong Kong Limited, in connection with the proposed initial public offering, Geely Auto, the Company’s controlling shareholder, is required to make available to its shareholders an “assured entitlement” to a certain portion of the Company’s ordinary shares. As the Company’s ordinary shares are not expected to be listed on any stock exchange, Geely Auto intends to effect the AED by providing to its shareholders a “distribution in specie” of ADSs or cash. The distribution will be made without any consideration being paid by Geely Auto’s shareholders and in reliance upon Regulation S. The AED will be made in reliance upon Regulation S on the following basis:

First, Geely Auto will make no distribution of ADSs within the United States in connection with the AED. Geely Auto will take reasonable measures to ensure that ADSs are not distributed to any shareholders who are located in the United States or are U.S. persons as defined under Regulation S, or are otherwise ineligible holders. These shareholders will only receive cash in the AED. Therefore, the distribution of ADSs will only be made in an offshore transaction with no directed selling efforts in reliance upon Regulation S.

Second, the distribution of ADSs to eligible holders will adhere to the conditions prescribed for Category 2 transactions in accordance with Rule 903 of Regulation S. After the deposit of the ordinary shares of the Company by Geely Auto with the custodian of the depositary bank, Geely Auto will instruct the depositary bank, with the consent of the Company, to issue and deliver restricted ADSs in respect to the deposit. The restricted ADSs will be subject to a restrictive legend that indicates the securities have not been registered under the Securities Act and cannot be offered or sold in the United States or to U.S. persons without registration or an available registration exemption until 40 days after the completion of the AED. In addition, the restricted ADSs will be identified by a CUSIP number different from the CUSIP number identifying the ADSs that are issued in connection with the proposed initial public offering and will not be eligible for settlement in the system of DTC for a period of 40 days after the completion of the AED. These safeguards are designed to comply with the distribution compliance period for securities subject to Category 2 under Rule 903 of Regulation S. The above arrangement is subject to the final confirmation of the depositary bank once engaged.

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February 1, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer
Mr. Jing Yuan, Chief Financial Officer
ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP